Exhibit 12.1

StealthGas Inc.

Computation of Ratio of Earnings to Fixed Charges

The following table sets forth our unaudited ratio of earnings to fixed charges for each of the periods noted below. (1)

(Expressed in United States Dollars, except ratios)

	Three Months Ended March 31, 2013		Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings
Net income/(loss)	6,458,657	28,958,487	8,549,791	11,093,191	(13,311,885)	29,987,484
Add: Fixed charges	2,112,143	9,487,508	8,294,878	7,960,745	8,244,639	10,082,119
Total Earnings	8,570,800	38,445,995	16,844,669	19,053,936	(5,067,246)	40,069,603
Less:
Interest capitalized	(107,065)	(281,485)	(557,565)	(556,314)	(600,320)	(389,595)
	8,463,735	38,164,510	16,287,104	18,497,622	(5,667,566)	39,680,008
Fixed Charges
Interest expensed & capitalized	1,997,023	9,035,248	7,864,282	7,418,572	8,010,850	9,944,394
Amortization and write off capitalized expenses relating to indebtedness	108,840	412,138	395,446	508,686	202,770	104,986
Interest portion of rental expenses	6,280	40,122	35,150	33,487	31,019	32,739
	2,112,143	9,487,508	8,294,878	7,960,745	8,244,639	10,082,119
Ratio Of Earnings To Fixed Charges	4.01	4.02	1.96	2.32	—	3.94
Dollar Amount of Deficiency in Earnings to Fixed Charges	n/a	n/a	n/a	n/a	13,912,205	n/a

(1)	We have not issued any preferred stock as of the date of this prospectus.